UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

FirstBank NW Corp

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33762X106

(CUSIP Number)

Matthew S. Topham, Esq.	Jeffery D. Gow
Preston Gates & Ellis LLP	11624 S.E. 5th Street, Suite 200
925 Fourth Avenue, Suite 2900	Bellevue, WA 98005
Seattle, WA 98104	(425) 586-7700
(206) 623-7580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crescent Capital VI, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 539,492*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 539,492*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,492*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%**

14.	Type of Reporting Person (See Instructions) OO

* Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”) owns 539,492 shares of the Issuer’s Common Stock and Steve Wasson, a member of Crescent, individually owns 200 shares of the Issuer’s Common Stock.  Crescent and Mr. Wasson may be deemed to be a group for purposes of this filing.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,916,380 shares of Common Stock outstanding as calculated by taking the total of 2,958,190 shares of Common Stock outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on February 13, 2006, and giving effect to the two-for-one stock split at the close of business on February 9, 2006.

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffery D. Gow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 539,492*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 539,492*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,492*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”) owns 539,492 shares of the Issuer’s Common Stock.  As the managing member of Crescent, Jeffery Gow may be deemed to beneficially own the shares owned by Crescent.  Steve Wasson, a member of Crescent, individually owns 200 shares of the Issuer’s Common Stock.  Crescent and Mr. Wasson may be deemed to be a group for purposes of this filing.  Mr. Gow does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,916,380 shares of Common Stock outstanding as calculated by taking the total of 2,958,190 shares of Common Stock outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on February 13, 2006, and giving effect to the two-for-one stock split at the close of business on February 9, 2006

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steve Wasson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 200*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”) owns 539,492 shares of the Issuer’s Common Stock and Steve Wasson, a member of Crescent, individually owns 200 shares of the Issuer’s Common Stock.  Crescent and Mr. Wasson may be deemed to be a group for purposes of this filing.  Mr. Wasson does not have any voting or dispositive power over Crescent’s shares.

** The calculation is based on a total of 5,916,380 shares of Common Stock outstanding as calculated by taking the total of 2,958,190 shares of Common Stock outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on February 13, 2006, and giving effect to the two-for-one stock split at the close of business on February 9, 2006.

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment”) relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of FirstBank NW Corp., a Washington corporation (the “Issuer”).  This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”) and Steve Wasson, an individual (“Wasson”).  Crescent, Gow and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”.  This Amendment is filed to amend and supplement the Items set forth below of the Reporting Persons’ Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Securities and Exchange Commission on February 1, 2006.

Item 3.	Source and Amount of Funds or Other Consideration
Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction

On February 1, 2006, Crescent delivered a written offer  (the “Offer”) addressed to the board of directors of the Issuer to acquire for cash all of the outstanding shares of Common Stock of the Issuer that Crescent does not already own at a pre-stock split price of $38.15 per share (the “Transaction”).  Exhibit 8 to Amendment No. 3 disclosed that Crescent had commitments totaling $30.5 million, in addition to the $25 million to $35 million that Crescent would commit to the Transaction.  On February 17, 2006, Crescent obtained commitments from two financing sources to provide an additional $40.3 million in equity financing, which Crescent believes, when combined with the prior commitments will provide 100% of the equity financing needed to complete the Transaction.  The  two new commitments are subject to and on the terms set forth in the Offer, the term sheet outlining certain basic terms of the Transaction (the “New Term Sheet”) attached hereto as Exhibit 9 and incorporated herein by reference, the summary of certain terms of the Issuer’s charter documents after the closing of the transaction (the “Post-Closing Charter Summary”) attached hereto as Exhibit 10 and incorporated herein by reference, and the form of financing commitment letter (the “New Financing Commitment Letter”) attached hereto as Exhibit 11 and incorporated herein by reference.  On February 21, 2006, Crescent delivered a letter addressed to the board of directors of the Issuer informing the Issuer that Crescent has obtained firm commitments to fund 100% of the equity financing needed to complete the Transaction and that, taking into account the effectiveness of the Issuer’s recent 100% stock split, the as-adjusted price per share of the Offer is $19.075.  A copy of the letter is attached hereto as Exhibit 12 and incorporated herein by reference.

The complete list of investors that have committed to participate with Crescent in the Transaction, including the two new investors, is set forth on Exhibit 8 attached hereto and incorporated herein by reference.  Crescent expects that the investors that previously executed financing commitment letters subject to a term sheet as disclosed in Amendment No. 3 will execute new letters in the form of the New Financing Commitment Letter subject to the terms of the New Term Sheet and the Post-Closing Charter Summary.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Offer, the New Term Sheet, the Post-Closing Charter Summary and the New Financing Commitment Letter in the forms attached hereto, and the other items incorporated in this statement by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1

Name, business address and present principal occupation of each executive officer or person controlling Crescent Capital VI, L.L.C. (incorporated herein by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

2

Form of Salomon Smith Barney Client Agreement (incorporated herein by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004)

3

Letter delivered by Crescent Capital to Issuer on February 1, 2006 (incorporated herein by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

4	Term Sheet (incorporated herein by reference to Exhibit 4 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)
5	Form of Financing Commitment Letter (incorporated herein by reference to Exhibit 5 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)
7

Joint Filing Agreement dated February 1, 2006 (incorporated herein by reference to Exhibit 7 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

8	List of Investors
9	New Term Sheet
10	Post-Closing Charter Summary
11	New Form of Financing Commitment Letter
12	Letter delivered by Crescent Capital to Issuer on February 21, 2006

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2006	Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffrey D. Gow

/s/ Steve Wasson
Steve Wasson